Exhibit 99.3

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(expressed in thousands of Canadian dollars)

November 13, 2017

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed) “Dana Landry”	(signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Balance Sheet
As at September 30, 2017 and June 30, 2017
(expressed in thousands of Canadian dollars)

	September 30, 2017	June 30, 2017
	$	$
Assets

Current assets

Cash and cash equivalents	52,016	62,143
Cash held in trust (note 8)	—	239,877
Amounts receivable (note 5)	228,094	245,033
Prepaid expenses and other	10,282	10,092
Investment in film and television programs (note 6)	196,507	195,180
	486,899	752,325

Long-term amounts receivable (note 5)	23,969	26,502
Acquired and library content (note 7)	157,157	155,940
Property and equipment	30,360	30,996
Intangible assets	535,164	555,408
Goodwill	239,510	240,534
	1,473,059	1,761,705
Liabilities

Current liabilities

Bank indebtedness (note 8)	13,874	—
Accounts payable and accrued liabilities	144,008	178,365
Deferred revenue	41,252	50,949
Interim production financing (note 8)	85,684	101,224
Current portion of long-term debt and obligations under finance leases (note 8)	9,302	234,876
	294,120	565,414

Long-term debt and obligations under finance leases (note 8)	723,356	748,459
Other long-term liabilities	17,290	17,420
Deferred income taxes (note 10)	15,951	14,559
	1,050,717	1,345,852

Shareholders’ Equity
Equity attributable to Shareholders of the Company	330,189	329,297
Non-controlling interest	92,153	86,556
	422,342	415,853
	1,473,059	1,761,705

Commitments and contingencies (note 14)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Changes in Equity
For the three month periods ended September 30, 2017 and 2016
(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Retained earnings $	Non- controlling interest $	Total $
Balance - June 30, 2016	302,828	20,488	(20,286)	33,805	—	336,835
Net income for the period	—	—	—	1,372	—	1,372
Other comprehensive income for the period	—	—	1,356	—	—	1,356
Comprehensive income for the period	—	—	1,356	1,372	—	2,728
Shares issued pursuant to the employee share purchase plan ("ESPP")	50	—	—	—	—	50
Stock options exercised	46	(13)	—	—	—	33
Dividends declared	—	—	—	(2,244)	—	(2,244)
Share-based compensation	—	1,290	—	—		1,290
Balance - September 30, 2016	302,924	21,765	(18,930)	32,933	—	338,692

Balance - June 30, 2017	304,320	26,310	(21,596)	20,263	86,556	415,853
Net income for the period	—	—	—	8,148	1,419	9,567
Other comprehensive loss for the period	—	—	(5,828)	—	—	(5,828)
Comprehensive income (loss) for the period	—	—	(5,828)	8,148	1,419	3,739
Shares issued pursuant to the ESPP	59	—	—	—	—	59
Non-controlling interest on acquisition of a subsidiary (note 4)	—	—	—	—	4,178	4,178
Dividends declared	—	—	—	(2,681)	—	(2,681)
Share-based compensation	—	1,194	—	—	—	1,194
Balance - September 30, 2017	304,379	27,504	(27,424)	25,730	92,153	422,342

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Income
For the three month periods ended September 30, 2017 and 2016
(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended
	September 30, 2017	September 30, 2016
	$	$
Revenues (note 18)	98,621	53,834
Expenses (note 12)
Direct production costs and expense of film and television produced	55,650	22,650
Amortization of acquired and library content (note 7)	3,899	3,301
Amortization of property and equipment and intangible assets	5,908	3,825
Development, integration and other expenses	1,585	626
Selling, general and administrative	19,826	17,643
Finance expense (note 11)	11,608	5,742
Finance income (note 11)	(11,369)	(1,952)
	87,107	51,835
Income before income taxes	11,514	1,999
Provision for income taxes (note 10)
Current income taxes	712	535
Deferred income taxes	1,235	92
	1,947	627
Net income for the period	9,567	1,372
Net income attributable to non-controlling interest	1,419	—
Net income attributable to Shareholders of the Company	8,148	1,372
Basic earnings per common share (note 16)	0.06	0.01
Diluted earnings per common share (note 16)	0.06	0.01

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Comprehensive Income (Loss)
For the three month periods ended September 30, 2017 and 2016
(expressed in thousands of Canadian dollars)

	Three months ended
	September 30, 2017	September 30, 2016
	$	$

Net income for the period	9,567	1,372
Other comprehensive income
Items that may be subsequently reclassified to the statement of income
Cumulative translation adjustment	(5,828)	1,356
Comprehensive income for the period	3,739	2,728

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Cash Flows
For the three month periods ended September 30, 2017 and 2016
(expressed in thousands of Canadian dollars)

	September 30,	September 30,
	2017	2016
	$	$
Cash provided by (used in)

Operating activities
Net income for the period	8,148	1,372
Charges (credits) not involving cash
Amortization of property and equipment	1,789	992
Amortization of intangible assets	4,119	2,833
Unrealized foreign exchange loss (gain)	(12,425)	1,995
Amortization of deferred financing fees	1,235	356
Accretion on tangible benefit obligation	133	189
Share-based compensation	1,194	1,290
Amortization of debt premium	—	56
Movement in the fair value of embedded derivatives	—	(1,775)
Deferred tax expense	1,235	92
Amortization of acquired and library content	3,899	3,301
Net investment in film and television programs (note 17)	(2,380)	(18,695)
Net change in non-cash balances related to operations (note 17)	(18,259)	2,980
Cash provided by (used in) operating activities	(11,312)	(5,014)

Financing activities
Proceeds from issuance of common shares related to ESPP and options exercised	59	83
Proceeds from bank indebtedness	13,874	4,251
Proceeds from (repayment of) interim production financing	(15,540)	(1,599)
Decrease in cash held in trust	239,877	—
Repayment of long-term debt and obligations under finance leases	(227,770)	(2,890)
Cash provided by (used in) financing activities	10,500	(155)

Investing activities
Business acquisitions, net of cash acquired (note 4)	(4,228)	—
Acquisition of property and equipment	(786)	(2,260)
Acquisition/cost of intangible assets	(3,271)	(1,816)

Cash used in investing activities	(8,285)	(4,076)

Effect of foreign exchange rate changes on cash	(1,030)	162

Net change in cash and cash equivalents during the period	(10,127)	(9,083)

Cash and cash equivalents - Beginning of period	62,143	80,446

Cash and cash equivalents - End of period	52,016	71,363

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets; licenses its brands in the domestic and international markets; broadcasts films and television programs in the domestic market; and the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting ("IAS 34"). Accordingly, certain information included in the annual financial statements prepared in accordance with IFRS, issued by IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34, requires the use of critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company's annual consolidated statements for the year ended June 30, 2017. The financial statements should be read in conjunction with the Company's annual financial statements for the year ended June 30, 2017.

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows.

These unaudited interim condensed consolidated financial statements have been authorized for issuance by the Board of Directors on November 13, 2017.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2017, unless otherwise noted. Refer to note 3 of the Company's financial statements for the year ended June 30, 2017 for more information on new accounting standards and amendments not yet effective.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

(1)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Identifiable intangible assets

Identifiable intangible assets are carried at cost, including amounts of purchase price allocations upon acquisitions. Amortization is provided on a straight-line basis over the estimated useful life of the assets, using the following annual rates and methods:

Brands	10 to 20 years straight-line or indefinite life

Intangible assets with indefinite lives are not amortized. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable, and if not, the change in useful life from indefinite to finite is made on a prospective basis.

Statement of cash flows

The IASB issued amendments to IAS 7, "Statement of Cash Flows" ("IAS 7") to improve financial information provided to users of financial statements about an entity's financing activities. These amendments are effective for annual periods beginning on or after January 1, 2017. The adoption of this standard had no impact on the Company's consolidated financial statements.

4	Acquisitions

i)	On September 15, 2017, the Company acquired 51% of the outstanding shares of Egg Head Studios LLC ("Ellie Sparkles"), which owns and produces proprietary kids and family content and operates a kids and family focused YouTube channel, for consideration as follows:

•	Cash consideration US$3,570 ($4,350) paid at closing, subject to a customary working capital adjustment; and
•	Two performance based earn-outs, each in the amount of up to US$1,000 ($1,218) which, subject to achieving performance based targets, may become payable on the first and second anniversaries of closing.

The acquisition of Ellie Sparkles was accounted for using the purchase method and as such, the results of operations reflect revenue and expenses of Ellie Sparkles since September 15, 2017.

The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	122
Acquired and library content	8,406
8,528

Liabilities
Non-controlling interest	4,178
Net assets acquired	4,350

(2)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Acquisitions (continued)

The purchase price allocation has not been finalized. The Company will finalize the purchase price allocation upon making a final determination of the fair value of the assets acquired and the liabilities assumed. Any future adjustments will be recorded as adjustments to the purchase price allocation.

ii)	On June 30, 2017 (“IED Effective Date”), the Company acquired all of the entertainment division of Iconix Brand Group, Inc. (“IED”), which includes an 80% controlling interest in Peanuts and a 100% interest in Strawberry Shortcake for consideration of US$349,236 ($453,203), consisting of US$345,000 ($447,707) paid at closing for the purchase price and a preliminary estimated working capital adjustment, which will be finalized post closing, of US$4,236 ($5,497), of which US$1,503 ($1,950) was paid at closing, and US$2,733 ($3,547) of which is recorded in accounts payable and accrued liabilities at September 30, 2017. Specifically, the acquisition of IED consisted of two Membership Interest Purchase Agreements which provided for the acquisition of an 80% interest in Peanuts Holdings LLC (including all subsidiaries), a 100% interest in IBGNYC LLC (including all subsidiaries), a 100% interest in IBGSCREEN LLC, and a 100% interest in Shortcake IP Holdings LLC. The acquisition of IED was funded in conjunction with a refinancing (the “Refinancing”) of all the Company’s existing senior secured credit facilities (the "Former Senior Secured Credit Facilities") and existing senior unsecured notes (the "Senior Unsecured Notes").

The Company also entered into a new senior secured credit agreement (the "Senior Secured Credit Agreement") and completed an offering (the "Offering") of subscription receipts (the "Subscription Receipts"), which commensurate with the closing of the acquisition of IED on June 30, 2017 were automatically converted into special warrants (the "Special Warrants"), and effective October 1, 2017 were automatically exercised, for no additional consideration, into senior unsecured convertible debentures (the "Senior Unsecured Convertible Debentures"). The details of the Refinancing are further described in note 8. The remaining 20% interest in Peanuts Holdings LLC (including all subsidiaries) will continue to be held by members of the family of Charles M. Schulz. In addition to its 20% interest in Peanuts Holdings LLC (including all subsidiaries), the family of Charles M. Schulz is also entitled to receive an additional fee based on the revenues less shareable costs of Peanuts Worldwide LLC, a subsidiary of Peanuts Holdings LLC, which for the three months ended September 30, 2017 amounted to a total of $15,499.

The goodwill value of $25,818 arising from the acquisition of IED is attributable to the Company’s ability to further develop the Peanuts and Strawberry Shortcake properties in new ways; the increased size and scale of the combined consumer products and licensing businesses; synergies related to the Company’s CPLG business, which manages copyrights, licensing and brands; and the value of the assembled workforce. Goodwill is measured as the excess of the consideration transferred and the amount of non-controlling interests over the estimated fair value of the identifiable assets acquired and the liabilities assumed.

The acquisition of IED was accounted for using the purchase method; and as such, the results of operations reflect the revenues and expenses of IED since June 30, 2017.

(3)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Acquisitions (continued)

The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	12,754
Amounts receivable	17,567
Prepaid expenses and deposits	1,787
Long term receivables	8,661
Acquired and library content	74,618
Property and equipment	104
Intangible assets - brands	422,012
Goodwill	25,818
563,321

Liabilities
Accounts payable and accrued liabilities	6,665
Deferred revenue	12,445
Other liabilities	5,148
Non-controlling interest	85,860
110,118
Net assets acquired	453,203

The purchase price allocation has not been finalized and remains open. The Company will finalize the purchase price allocation when both its valuation of the assets acquired and liabilities assumed is completed and the working capital adjustment is finalized. Any future adjustments will be recorded as adjustments to the purchase price allocation.

iii)	On March 3, 2017, the Company acquired 80% of the outstanding shares of Whizzsis Limited ("Kiddyzuzaa"), which owns and produces proprietary kids and family content and operates a kids and family focused YouTube channel, for consideration as follows:

•	Cash consideration £GBP1,290 ($2,121) paid at closing, with an additional payment of £GBP202 ($333) due on the first anniversary of closing and a final payment of £GBP202 ($333) due on the second anniversary of closing; and
•	A performance based earn-out of up to £GBP322 ($530) based on total commercial exploitation over a two year period following closing.

The acquisition of Kiddyzuzaa was accounted for using the purchase method and as such, the results of operations reflect revenue and expenses of Kiddyzuzaa since March 3, 2017.

(4)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Acquisitions (continued)

The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	10
Acquired and library content	3,484
Goodwill	695
4,189

Liabilities
Accounts payable and accrued liabilities	75
Deferred income tax liabilities	631
Non-controlling interest	696
1,402
Net assets acquired	2,787

The purchase price allocation has not been finalized. The Company will finalize the purchase price allocation upon making a final determination of the fair value of the assets acquired and the liabilities assumed. Any future adjustments will be recorded as adjustments to the purchase price allocation.

5	Amounts receivable

	September 30, 2017	June 30, 2017
	$	$

Trade receivables	127,441	136,755
Less: Provision for impairment of trade receivables	(5,317)	(4,772)
	122,124	131,983
Goods and services tax recoverable, net	1,330	1,411
Federal and provincial film tax credits and other government assistance	104,640	111,639
Short-term amounts receivable	228,094	245,033
Long-term amounts receivable	23,969	26,502
Total amounts receivable	252,063	271,535

The aging of trade receivables not impaired is as follows:

	September 30, 2017	June 30, 2017
	$	$
Less than 60 days	110,306	125,081
Between 60 and 90 days	2,959	1,833
Over 90 days	8,859	5,069
	122,124	131,983

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

(5)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Amounts receivable (continued)

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty.

Provision for impairment of trade receivables:

	September 30, 2017	June 30, 2017
	$	$
Opening balance	4,772	6,459
Provision for receivables	568	3,857
Receivables written off during the period	—	(5,300)
Recoveries of receivables previously provided for	(12)	(94)
Exchange differences	(11)	(150)
Closing balance	5,317	4,772

6	Investment in film and television programs

	September 30, 2017	June 30, 2017
	$	$

Development costs	2,104	1,678

Productions in progress
Cost, net of government and third party assistance	37,082	37,346

Productions completed and released
Cost, net of government and third party assistance	476,372	503,648
Accumulated expense	(348,441)	(343,487)
Accumulated write-down of investment in film and television programs	(11,131)	(11,131)
Transfer to acquired and library content and reclassification of participation payables (note 7)	—	(29,873)
	116,800	119,157

Acquired participation rights - theatrical and non-theatrical
Cost	—	123,361
Accumulated expense	—	(53,926)
Transfer to acquired and library content (note 7)	—	(69,435)
	—	—

Program and film rights - broadcasting
Cost	129,637	120,655
Accumulated expense	(89,116)	(83,656)
	40,521	36,999
	196,507	195,180

All program and film rights - broadcasting, noted above, relate to DHX Television.

(6)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Investment in film and television programs (continued)

The continuity of investment in film and television programs is as follows:

	September 30, 2017	June 30, 2017
	$	$

Net opening investment in film and television programs	195,180	239,752
Increase (decrease) in development costs	426	238
Cost of productions (completed and released and productions in progress), net of government assistance and third party assistance	3,386	88,021
Expense of investment in film and television programs	(4,954)	(24,348)
Write-down in value of certain investment in film and television programs	—	(1,177)
Increase of program and film rights - broadcasting	8,982	15,839
Expense of program and film rights - broadcasting	(5,460)	(22,515)
Transfer to acquired and library content and reclassification of participation payables (note 7)	—	(99,308)
Exchange differences	(1,053)	(1,322)
	196,507	195,180

During the three month period ended September 30, 2017, interest of $532 (2016 - $1,085) has been capitalized to investment in film and television programs.

7	Acquired and library content

	September 30, 2017	June 30, 2017
	$	$

Net opening acquired and library content	155,940	—
Transfer from investment in film and television programs and a reclassification of participation payables	—	88,462
Additions IED (note 4)	—	74,618
Additions Kiddyzuzaa (note 4)	—	3,484
Additions Ellie Sparkles (note 4)	8,406	—
Write-down of acquired and library content	—	(363)
Amortization	(3,899)	(10,541)
Exchange differences	(3,290)	280
	157,157	155,940

(7)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	September 30, 2017	June 30, 2017
	$	$

Bank indebtedness	13,874	—
Interim production financing	85,684	101,224
Long-term debt and obligations under finance leases	732,658	983,335
Interest bearing debt and obligations under finance leases	832,216	1,084,559
Amount due within 12 months	(108,860)	(336,100)
Amount due beyond 12 months	723,356	748,459

Effective June 30, 2017 and commensurate with the closing of the Company’s acquisition of IED (note 4(ii)), the Company entered into the Senior Secured Credit Agreement with a syndicate of lenders, which provides for a revolving facility (the “Revolving Facility”) and a term facility (the “Term Facility”). All amounts borrowed pursuant to the Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and subsequently acquired real and personal property of the Guarantors.

On May 31, 2017, and pursuant to the Company’s acquisition of IED (note 4), the Company completed the Offering of Subscription Receipts, which upon closing of the acquisition of IED on June 30, 2017 were automatically converted into Special Warrants and were automatically exercised, for no additional consideration, into Senior Unsecured Convertible Debentures effective October 1, 2017.

The proceeds from the Refinancing were used to fund the acquisition of IED (note 4) and to repay all amounts owing pursuant to Former Senior Secured Credit Facilities and Senior Unsecured Notes.

a)	Bank indebtedness

The Revolving Facility has a maximum available balance of US$30,000 (CAD $37,440) and matures on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%.

As at September 30, 2017, $13,874 (June 30, 2017 - $nil) was drawn on the Revolving Facility, comprised of the following amounts payable US$3,500, GBP£1,200, and $7,500.

b)	Interim production financing

	September 30, 2017	June 30, 2017
	$	$

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.5% - 1.0%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $124,304 at September 30, 2017 (June 30, 2017 - $131,186).	85,684	101,224

During the three month period ended September 30, 2017, the $CDN bank prime rate averaged 2.99% (year ended June 30, 2017 - 2.70%).

(8)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

b)	Interim production financing (continued)

Federal and provincial film tax credits receivable and certain other contractual amounts receivable (note 5) are provided as security for the interim production financing. Upon collection of the amounts receivable, the related interim production financing is repaid, as required by the financing agreements.

c)	Long-term debt and obligations under finance leases

	September 30, 2017	June 30, 2017
	$	$

Term Facility, net of unamortized costs of $25,095 (June 30, 2017 - $26,023)	591,122	616,339
Special Warrants, net of unamortized issue costs of $5,942 (June 30, 2017 - $6,249)	134,058	133,751
Senior Unsecured Notes	—	225,000
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from October 2017 to March 2021	7,478	8,245
	732,658	983,335
Less: Current portion	(9,302)	(234,876)
	723,356	748,459

(i)	Term Facility

As at September 30, 2017, the Term Facility has a principal balance of of US$493,763 (June 30, 2017 - $495,000) and matures on December 29, 2023.

The Term Facility is repayable in annual amortization payments of 1% of the initial principal, payable in equal quarterly installments which commenced September 30, 2017. The Term Facility also requires repayments equal to 50% of Excess Cash Flow (the "Excess Cash Flow Payments") (as defined in the Senior Secured Credit Agreement), commencing for the fiscal year-ended June 30, 2018, while the First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023.

The Term Facility bears interest at floating rates of either $USD base rate + 2.75% or $USD LIBOR + 3.75%.

(9)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, defined as follows:

•	The ratio of Consolidated Funded Indebtedness (defined in summary as all third-party indebtedness for borrowed money, unreimbursed obligations in respect of drawn letters of credit, finance leases and other purchase money indebtedness and guarantees of the Company and certain of its subsidiaries (the “Restricted Subsidiaries”) and generally excludes all interim production financing), less the unrestricted cash and cash equivalents of the Company and Restricted Subsidiaries to Consolidated EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) of the Company and its Restricted Subsidiaries, calculated quarterly in $USD, which commencing for the 12 month period ended September 30, 2017 is not to exceed 7.25 times, stepping down to 6.75 times commencing for the 12 month period ended September 30, 2018, then stepping down to 6.50 times for the 12 month period ended September 30, 2019, then stepping down to 5.75 time commencing for the 12 month period ended September 30, 2020, then stepping down to 5.50 times commencing for the 12 month period ended September 30, 2021 through until maturity.

(ii)	Former Term Facility

On June 30, 2017, a portion of the proceeds from the Refinancing were used to repay all amounts outstanding pursuant to the Former Term Facility which bore interest at floating rates, resulting in a debt extinguishment charge of $1,471 during the year ended June 30, 2017, representing the previously unamortized debt issue costs.

(iii)	Subscription Receipts / Special Warrants / Senior Unsecured Convertible Debentures

On May 31, 2017, and in contemplation of the closing of the acquisition of IED (note 4), the Company completed the Offering of Subscription Receipts in the amount of $140,000, which upon closing of the acquisition of IED (note 4) on June 30, 2017 automatically converted into Special Warrants and were automatically exercised, for no additional consideration, into Senior Unsecured Convertible Debentures of the Company effective October 1, 2017. The Subscription Receipts, Special Warrants and Senior Unsecured Convertible Debentures all bear interest at a rate of 5.875% and the Senior Unsecured Convertible Debentures are convertible into Common Voting Shares or Variable Voting Shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Senior Unsecured Convertible Debentures will mature September 30, 2024.

(iv)	Senior Unsecured Notes

As at September 30, 2017, the outstanding principal amount due on the Senior Unsecured Notes was $nil (June 30, 2017 - $225,000). The Senior Unsecured Notes bore interest at 5.875% and with an originally scheduled maturity of December 2, 2021.

On June 7, 2017, and pursuant to both the acquisition of IED (note 4) and the Refinancing, the Company issued notice to the holders of the Senior Unsecured Notes of its intention to redeem the Senior Unsecured Notes on July 11, 2017, resulting in the recognition of an early redemption penalty of $13,464 and a debt extinguishment charge of $5,519, representing the previously unamortized debt issue costs, during the year ended June 30, 2017. On July 11, 2017, the Senior Unsecured Notes, including all accrued interest and the early redemption penalty were settled for $239,877.

(10)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

(v)	Principal repayments and undrawn borrowing facilities

The aggregate amount of scheduled principal repayments, excluding any potential Excess Cash Flow Payments, required in each of the next five years is as follows:

$
Year ending June 30, 2018	7,096
2019	8,256
2020	7,549
2021	7,197
2022 and beyond	733,596

9	Share capital and contributed surplus

Common shares

The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at September 30, 2017, the Company had 101,221,614 Common Voting Shares, 32,849,858 Variable Voting Shares and nil Non-Voting Shares issued and outstanding.

During the three months ended September 30, 2017, the Company issued 9,924 common shares, at an average price of $5.95 as part of the Company’s employee share purchase plan.

Options

On July 11, 2017, 1,620,000 stock options were granted to directors, officers and employees with an exercise price of $5.73 per common share, vesting over four years, expiring on July 10, 2024.

During the three months ended September 30, 2017, 277,500 options, having an average exercise price of $8.70 per common share, were forfeited.

The weighted average grant date value of stock options and assumptions using the Black-Scholes option pricing model for the three months ended September 30, 2017:

Weighted average grant value date	$1.64
Risk-free rate	1.40%
Expected option life	5 years
Expected volatility	35%
Expected dividend yield	1.33%

Changes in the assumptions can materially affect the fair value of estimates and therefore, the existing models do not necessarily provide a measure of the fair value of stock options.

(11)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10	Income taxes

Significant components of the Company’s net deferred income tax liability as at September 30, 2017 and June 30, 2017 are as follows:

	September 30, 2017	June 30, 2017
	$	$

Broadcast licenses	(17,967)	(17,967)
Tangible benefit obligation	2,211	2,352
Leasehold inducement	123	123
Foreign tax credits	85	85
Participation payables and finance lease obligations and other liabilities	64	64
Property and equipment	(1,766)	(1,724)
Share issuance costs and deferred financing fees	(1,285)	(1,051)
Investment in film and television programs and acquired and library content	(6,779)	(7,782)
Intangible assets	(7,705)	(6,278)
Non-capital losses and other	17,068	17,619

Net deferred income tax liability	(15,951)	(14,559)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $55,969 at September 30, 2017 (June 30, 2017 - $60,510).

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended
	September 30, 2017	September 30, 2016
	$	$

Income tax expense based on combined federal and provincial tax rates of 31% (September 30, 2016 - 31%)	3,578	620
Income taxes increased (reduced) by:
Share-based compensation	370	400
Non-taxable portion of capital gain	(2,022)	—
Tax rate differential	306	(578)
Non-controlling interest	(439)	—
Other	154	185
Provision for income taxes	1,947	627

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

(12)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended
	September 30, 2017	September 30, 2016
	$	$

Finance income
Interest income	88	177
Movement in fair value of the embedded derivatives on the Senior Unsecured Notes	—	1,775
Net foreign exchange gain	11,281	—
	11,369	1,952

Finance expense
Interest expense on bank indebtedness	92	27
Accretion of tangible benefit obligation	133	189
Interest on long-term debt, obligations under finance leases and other	11,383	4,442
Amortization of debt premium on Senior Unsecured Notes	—	56
Net foreign exchange loss	—	1,028
	11,608	5,742

(13)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended
	September 30, 2017	September 30, 2016
	$	$

Investment in film and television programs
Direct production and new media costs	45,236	13,766
Expense of film and television programs	4,954	3,013
Expense of film and broadcast rights for broadcasting	5,460	5,871
Development, integration and other expenses	1,585	626
Amortization of acquired and library content (notes 7)	3,899	3,301
Office and administrative	4,844	6,427
Finance expense, net	239	3,790
Investor relations and marketing	865	372
Professional and regulatory	1,319	982
Amortization of property and equipment and intangible assets	5,908	3,825
	74,309	41,973

The following sets out the components of employee benefits expense:
Salaries and employee benefits	11,604	8,572
Share-based compensation	1,194	1,290
	12,798	9,862
	87,107	51,835

13	Financial instruments

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

(14)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Financial instruments (continued)

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

Financial assets and liabilities measured at fair value

	As at
	September 30, 2017		June 30, 2017
	Fair value hierarchy	Fair value liability	Fair value hierarchy	Fair value liability

Foreign currency forwards(1)	Level 2	(313)	Level 2	(174)

(1) The fair value of forward currency contracts is determined using prevailing exchange rates.

14	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$

Year ended June 30, 2018	7,312
2019	9,041
2020	7,837
2021	6,115
Beyond 2021	29,449

The Company has entered into various contracts to buy broadcast rights with future commitments totalling $19,673.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at September 30, 2017, related to the above matters is estimated at $400.

15	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and broadcast operations. During the three months ended September 30, 2017, the Company declared dividends totalling $2,681 (September 30, 2016 - $2,244). The balance of the Company’s cash is being used to maximize ongoing development and reduce leverage.

(15)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

15	Capital disclosures (continued)

The Company’s capital at September 30, 2017 and June 30, 2017 is summarized in the table below:

	September 30, 2017	June 30, 2017
	$	$

Total bank indebtedness, long-term debt, obligations under capital leases, and excluding interim production financing	746,532	983,335
Less: Cash and cash equivalents and cash held in trust	(52,016)	(302,020)
Net debt	694,516	681,315
Total Shareholders’ Equity	422,342	415,853
	1,116,858	1,097,168

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

16	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares outstanding during the period.

	Three months ended
	September 30, 2017	September 30, 2016
	$	$

Net income	8,148	1,372
Weighted average number of common shares	134,407,195	133,787,833
Basic earnings per share	0.06	0.01

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and performance share units. For both the stock options and the performance share units, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and performance share units. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of stock options and issuance performance share units.

For the three month period ended September 30, 2017, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 790,189 (September 30, 2016 - 941,691).

(16)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16	Earnings per common share (continued)

	Three months ended
	September 30, 2017	September 30, 2016
	$	$

Net income	8,148	1,372
Weighted average number of common shares	135,197,384	134,729,574
Diluted earnings per share	0.06	0.01

17	Statement of cash flows - supplementary information

Net change in non-cash working capital

	Three months ended
	September 30,	September 30,
	2017	2016
	$	$

Decrease (increase) in amounts receivable	21,376	5,783
Decrease (increase) in prepaid expenses and deposits	(190)	(2,812)
Decrease (increase) in long-term amounts receivable	2,533	7,652
Increase (decrease) in accounts payable and accrued liabilities	(31,619)	(12,091)
Increase (decrease) in deferred revenue	(9,696)	7,337
Tangible benefit obligation payments	(663)	(2,889)
	(18,259)	2,980

During the period, the Company paid and received the following:

	$	$

Interest paid	10,067	1,863
Interest received	88	177
Taxes paid	2,794	3,264

Net change in film and television programs

	Three months ended
	September 30,	September 30,
	2017	2016
	$	$

Decrease (increase) in development	(426)	(651)
Decrease (increase) in productions in progress	264	(9,919)
Decrease (increase) in productions completed and released	(3,648)	(6,725)
Expense of film and television programs	4,954	3,013
Decrease (increase) in program and film rights - broadcasting	(8,982)	(10,284)
Expense of film and broadcast rights for broadcasting	5,460	5,871
	(2,378)	(18,695)

(17)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Statement of cash flows - supplementary information (continued)

Reconciliation between the opening and closing balances for liabilities from financing activities

			Senior
	Term	Special	Unsecured	Finance
	Facility	Warrants	Notes	leases
	$	$	$	$

Balance - June 30, 2017	616,339	133,751	225,000	8,245
Repayment of Term Facility	(1,543)	—	—	—
Repayment of Senior Unsecured Notes	—	—	(225,000)	—
Repayments of obligations under finance leases	—	—	—	(1,165)
Realized foreign exchange	(62)	—	—	—
Total financing cash flow activities	(1,605)	—	(225,000)	(1,165)

Amortization of deferred financing costs	928	307	—	—
New finance leases	—	—	—	398
Unrealized foreign exchange gain	(24,540)	—	—	—
Total financing non-cash activities	(23,612)	307	—	398
Balance - September 30, 2017	591,122	134,058	—	7,478

Cash and cash equivalents

	September 30,	June 30,
	2017	2017
	$	$

Cash	52,016	62,143
Cash equivalents	—	—
	52,016	62,143

(18)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Content Business") on a geographic basis. The Company has determined that it has three reportable segments being the Content Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Three months ended September 30, 2017
	CPLG	DHX Television	Content Business	Consolidated
	$	$	$	$

Revenues	5,014	14,087	79,520	98,621
Direct production cost and expenses, general and administrative expenses	2,811	8,369	64,296	75,476
Segment profit	2,203	5,718	15,224	23,145
Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				5,908
Finance expense, net				239
Amortization of acquired and library content				3,899
Other expense, net				1,585
Income before income taxes				11,514

	As at September 30, 2017
	$	$	$	$
Non-current assets
Long-term amounts receivable	—	—	23,969	23,969
Acquired and library content (note 7)	—	—	157,157	157,157
Property and equipment	628	205	29,527	30,360
Intangible assets	6,277	71,910	456,977	535,164
Goodwill	—	33,224	206,286	239,510
	6,905	105,339	873,916	986,160

	As at September 30, 2017
	$	$	$	$
Current liabilities
Bank indebtedness	—	—	13,874	13,874
Accounts payable and accrued liabilities	11,462	16,882	115,664	144,008
Deferred revenue	181	—	41,071	41,252
Interim production financing	—	—	85,684	85,684
Current portion of long-term debt and obligations under finance leases	—	—	9,302	9,302
	11,643	16,882	265,595	294,120

(19)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information (continued)

	Three months ended September 30, 2016
	CPLG	DHX Television	Content Business	Consolidated
	$	$	$	$

Revenues	5,900	15,438	32,496	53,834
Direct production cost and expenses, general and administrative expenses	3,912	10,646	25,735	40,293
Segment profit	1,988	4,792	6,761	13,541
Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				3,825
Finance expense, net				3,790
Amortization of acquired and library content				3,301
Other expense, net				626
Income before income taxes				1,999

	As at June 30, 2017
	$	$	$	$
Non-current assets
Long-term amounts receivable	—	—	26,502	26,502
Acquired and library content (note 7)	—	—	155,940	155,940
Property and equipment	522	205	30,269	30,996
Intangible assets	6,692	71,910	476,806	555,408
Goodwill	—	33,224	207,310	240,534

	7,214	105,339	896,827	1,009,380

	As at June 30, 2017
	$	$	$	$
Current liabilities
Accounts payable and accrued liabilities	12,136	14,411	151,818	178,365
Deferred revenue	3,081	—	47,868	50,949
Interim production financing	—	—	101,224	101,224
Current portion of long-term debt and obligations under finance leases	—	—	234,876	234,876

	15,217	14,411	535,786	565,414

(20)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information (continued)

The following table presents further components of revenue derived from the following areas:

	Three months ended
	September 30, 2017	September 30, 2016
	$	$

Content Business
Production revenue	2,520	3,498
Distribution revenue	23,157	14,682
Merchandising and licensing and other revenue	36,205	3,902
Producer and service fee revenue	17,638	10,414
	79,520	32,496

DHX Television revenue
Subscriber revenue	13,079	13,945
Promotion and advertising revenue	1,008	1,493
	14,087	15,438

CPLG
Third party brand representation revenue	5,014	5,900
	98,621	53,834

Of the Company’s $98,621 in revenues for the three month period ended September 30, 2017, (September 30, 2016 - $53,834), $26,407 was attributable to the Company’s entities based in Canada (September 30, 2016 - $37,482), $36,311 (September 30, 2016 -$408) was attributable to the Company’s entities based in the USA and $35,903 (September 30, 2016 -$15,944) was attributable to the Companies entities based outside of Canada and the USA.

As at September 30, 2017, the following non-current assets were attributable to the Company’s entities based in the USA: $102 of property and equipment, $404,899 of intangible assets, and $25,718 of goodwill (June 30, 2017 - $125, $422,170, and $26,742, respectively). As at September 30, 2017, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $2,173 of property and equipment, $54,062 of intangible assets and $5,136 of goodwill (June 30, 2017 - $2,091, $55,956, and $3,771 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

19	Subsequent events

Subsequent to September 30, 2017, 300,000 options were granted to employees to acquire common shares at an exercise price of $5.47 per common share, expiring seven years from the date of grant.

(21)